UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
COHERUS BIOSCIENCES, INC.
(Name of Subject Company and Filing Person (Issuer))
1.500% Convertible Senior Subordinated Notes due 2026
(Title of Class of Securities)
19249HAB9
(CUSIP Number of Class of Securities)
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, CA 94065
Telephone: (650) 649-3530
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Benjamin A. Potter, Esq.
Gregory P. Rodgers, Esq.
Andrew Blumenthal, Esq.
Latham & Watkins LLP
1271 Avenue of the Americas
New York, New York 10020
(212) 906-1200
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
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Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
As required by Section 4.02 of the Indenture, dated as of April 17, 2020 (the “Original Indenture”), as supplemented by the First Supplemental Indenture, dated as of March 31, 2025 (the “First Supplemental Indenture” and the Original Indenture as supplemented by the First Supplemental Indenture, the “Indenture”) between Coherus BioSciences, Inc., a Delaware corporation (the “Company”), and U.S. Bank Trust Company, National Association (as successor in interest to U.S. Bank National Association), in its capacity as trustee (the “Trustee”), relating to the 1.500% Convertible Senior Subordinated Notes due 2026 (the “Notes”) of the Company, and pursuant to the terms and subject to the conditions set forth therein and the Fundamental Change Notice and Offer to Repurchase dated April 16, 2025 (as it may be amended and supplemented from time to time, the “Offer to Repurchase”), attached hereto as Exhibit (a)(1)(A), this Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by the Company with respect to the right of each holder (the “Holder”) of the Notes to require the Company to offer to repurchase for cash all of the outstanding Notes, or any portion thereof that is equal to $1,000 or an integral multiple of $1,000 in excess thereof, on May 15, 2025 (the “Special Tender Date”) at a repurchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest on such Notes to, but excluding, the Special Tender Date (the “Special Tender Price”).
Holders may tender their Notes until 5:00 p.m., New York City time, on May 14, 2025 (the “Exercise Expiration Date”), which is the Business Day (as defined in the Indenture) before the Special Tender Date.
This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All of the information set forth in the Offer to Repurchase is incorporated herein in response to Items 1 through 11 of this Schedule TO, except for those Items as to which information is specifically provided herein. All capitalized terms used but not specifically defined in this Schedule TO shall have the meanings given to such terms in the Offer to Repurchase.
Item 1.   Summary Term Sheet.
The information set forth in the section of the Offer to Repurchase entitled “Summary Term Sheet” is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)
The name of the issuer is Coherus BioSciences, Inc., a Delaware corporation. The address of the Company’s principal executive offices is 333 Twin Dolphin Drive, Suite 600, Redwood City, CA 94065 and its telephone number is (650) 649-3530.

(b)
The information set forth in “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Notes and Coherus Common Stock” of the Offer to Repurchase is incorporated herein by reference.

(c)
There is no established trading market for the Notes.

Item 3.   Identity and Background of Filing Person.
This is an issuer tender offer. The information set forth in Item 2(a) above is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)
The information regarding the material terms of the transaction set forth in each of the following sections of the Offer to Purchase is incorporated herein by reference: “Summary Term Sheet,” “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Notes and Coherus Common Stock,” “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Make-Whole Fundamental Change and Temporary Increase to the Conversion Rate,” “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Tender Offer” and “Certain U.S. Federal Income Tax Considerations” of the Offer to Repurchase is incorporated herein by reference.

(b)
To the knowledge of the Company, based on reasonable inquiry, none of the Company’s officers, directors or affiliates holds any of the Notes and, therefore, no Notes will be purchased from any officer, director or affiliate of the Company. The Company has been advised that none of the Company’s officers, directors or affiliates intends to tender any Notes in the Offer to Purchase.

Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(e)
Except as noted in the information set forth in the sections entitled “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Fundamental Change” and “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The First Supplemental Indenture” of the Offer to Repurchase, which is incorporated herein by reference, there are no agreements, arrangements or understandings (including with respect to the transfer of voting securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations) whether or not legally enforceable, between the Company and any other person with respect to any of the securities of the Company (including any securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person the power to direct the voting or disposition of the Notes or the shares of common stock underlying the Notes).

The Company also maintains certain plans and agreements with respect to its equity securities, including privately negotiated confirmations regarding the base call option transactions, dated April 14, 2020, between the Company and one or a combination of the initial purchasers, their respective affiliates and other financial institutions (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated April 17, 2020).
Item 6.   Purposes of the Transaction and Plans or Proposals.
(a), (b) and (c)(1)-(10)   The information set forth in “Summary Term Sheet,” “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Fundamental Change,” “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Tender Offer — Generally” and “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The Tender Offer — Source of Funds” of the Offer to Repurchase is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a)
The information set forth in “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — Source of Funds” of the Offer to Repurchase is incorporated herein by reference.

(b)
There are no material financing conditions in connection with the Company’s obligation to pay the Special Tender Price for the surrendered Notes.

(d)
No part of the funds or other consideration required is, or is expected, to be borrowed, directly or indirectly, for the purpose of the Offer to Purchase.

Item 8.   Interest in Securities of the Subject Company.
(a)
To the knowledge of the Company, based on reasonable inquiry, no Notes are owned by the Company or any officer, director or affiliate of the Company and therefore no Notes will be acquired from the Company or any officer, director or affiliate of the foregoing.

(b)
The information set forth in “Important Information About Us, the Fundamental Change, The Tender Offer, the Notes and Certain Related Matters — The First Supplemental Indenture” of the Offer to Repurchase is incorporated herein by reference.

Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)
The information set forth in “Important Information About Us, the Fundamental Change, The Tender

Offer, the Notes and Certain Related Matters — The Tender Offer — No Recommendations or Solicitation” of the Offer to Repurchase is incorporated herein by reference.
Item 10.   Financial Statements.
(a)
Financial Information.   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include financial information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

(b)
Pro Forma Information.   Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company does not believe it is required to include pro forma information due to the fact that this information is not material to Holders of Notes because, among other reasons, the consideration offered consists solely of cash, the Fundamental Change Repurchase Right is not subject to any financing conditions and the Fundamental Change Repurchase Right applies to all outstanding Notes.

Item 11.   Additional Information.
(a)
The information set forth in “Where You Can Find More Information” of the Offer to Repurchase is incorporated herein by reference. The Company will amend this Schedule TO to reflect material changes to information incorporated by reference in the Offer to Purchase to the extent required by Rule  13e-4(d)(2) promulgated under the Exchange Act.

(c)
The information set forth in the Offer to Repurchase is incorporated herein by reference. The information set forth in the Offer to Purchase, a copy of which is filed herewith as Exhibit (a)(1)(A), as may be amended or supplemented from time to time, is incorporated herein by reference. The Company will amend this Schedule TO to include documents that the Company may file with the Securities and Exchange Commission after the date of the Offer to Purchase pursuant to Sections 13(a), 13(c), or 14 of the Exchange Act and prior to the expiration of the Offer to the extent required by Rule 13e-4(d)(2) promulgated under the Exchange Act.

Item 12.   Exhibits.
(a)(1)(A)   Fundamental Change Notice and Offer to Repurchase to Holders of 1.500% Convertible Senior Subordinated Notes due 2026, dated April 16, 2025.
(b)
Not applicable.

(d)(1)   Indenture, dated as of April 17, 2020, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(d)(2)   First Supplemental Indenture, dated as of March 31, 2025, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 1, 2025).
(d)(3)   Notice of Successor Trustee to Indenture dated February 7, 2022 (incorporated by reference to Exhibit 4.6 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2022).
(d)(4)   Asset Purchase Agreement, dated as of December 2, 2024, by and between the Company and Intas Pharmaceuticals Ltd., a limited company incorporated in India (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 10-K for the year ending December 31, 2024 filed on March 17, 2025).
(d)(5)   Form of Confirmation for Base Capped Call Transactions under the Indenture (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(g)   Not applicable.
(h)   Not applicable.

107   Filing Fee Table.
Item 13.   Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 16, 2025
COHERUS BIOSCIENCES, INC.
By: /s/ Dennis M. Lanfear Name: Dennis M. Lanfear Title: Chief Executive Officer

EXHIBIT INDEX
Exhibit No.	Description
(a)(1)(A)	Fundamental Change Notice and Offer to Repurchase to Holders of 1.500% Convertible Senior Subordinated Notes due 2026, dated April 16, 2025.
(b)	Not applicable.
(d)(1)	Indenture, dated as of April 17, 2020, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(d)(2)
First Supplemental Indenture, dated as of March 31, 2025, between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 1, 2025).

(d)(3)	Notice of Successor Trustee to Indenture, dated February 7, 2022 (incorporated by reference to Exhibit 4.5 to the Company’s Quarterly Report on Form 10-Q filed on May 5, 2022).
(d)(4)
Asset Purchase Agreement, dated as of December 2, 2024, by and between the Company and Intas Pharmaceuticals Ltd., a limited company incorporated in India (incorporated by reference to Exhibit 2.4 to the Company’s Annual Report on Form 10-K for the year ending December 31, 2024 filed on March 17, 2025).

(d)(5)	Form of Confirmation for Base Capped Call Transactions under the Indenture.(incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 17, 2020).
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.